Honigman Miller Schwartz and Cohn LLP Attorneys And Counselors	Norman H. Beitner (313) 465-7320 Fax: (313) 465-7321 nbeitner@honigman.com

VIA EDGAR

August 15, 2013

Mr. Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Covisint Corporation Amendment No. 2 to Registration Statement on Form S-1 File No. 333-188603

Ladies and Gentlemen:

On behalf of our client, Covisint Corporation, a Michigan corporation (the “Company”), we transmit herewith the Company’s Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) for filing under the Securities Act of 1933, as amended.

Amendment No. 2 is being filed to update the Company’s financial information for the fiscal quarter ended June 30, 2013, and to further update, clarify, and render more complete the information contained in the Registration Statement. In addition, revenue guidance for fiscal year 2014 was added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”, on pages 48-49, in response to an oral comment received from the staff of the Commission (the “Staff”) during a telephonic conference with respect to the Registration Statement, which occurred on June 7, 2013.

The Company also wishes to respond supplementally to another comment provided during the foregoing telephonic conference with the Staff (the “Staff’s Comment”). For the Staff’s convenience, the Staff’s Comment is set forth below in italics, followed by the Company’s response.

Selected Financials

We note your disclosure on page 41 that you intend to use net proceeds from this offering, together with the cash generated from operations, to fund current operations and repay short term intercompany payables owed to your parent. If material, please revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to repay your outstanding indebtedness. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo

Mr. Mark P. Shuman

August 15, 2013

Response: The Company respectfully advises the Staff that, as of June 30, 2013, Covisint had an outstanding short-term, non-interest bearing debt to Compuware of $9,429,628. That debt is neither convertible debt nor was the size of the offering modified to repay that debt. Based on the previously communicated midpoint of the expected price range for the offering and the anticipated underwriting discount, pro forma treatment of such debt as if it were convertible debt would be immaterial as well as anti-dilutive in most periods presented. Therefore, we do not anticipate disclosure regarding such impact.

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If you have any questions regarding this submission or the Company’s responses, please do not hesitate to contact me at (313) 465-7320 or David V. Gubbini of our office at (313) 465-7416.

Very truly yours,

/s/ Norman H. Beitner

Norman H. Beitner

cc:	David McGuffie, Covisint Corporation, Chief Executive Officer
Enrico Digirolamo, Covisint Corporation, Chief Financial Officer
Kenneth J. Gordon, Goodwin Procter LLP
David V. Gubbini, Honigman Miller Schwartz and Cohn LLP

2290 First National Building · 660 Woodward Avenue · Detroit, Michigan 48226-3506

Detroit · Lansing · Oakland County · Ann Arbor · Kalamazoo